Exhibit 17.2

July 22, 2013

Pure Bioscience, Inc.
1725 Gillespie Way
El Cajon, CA 92020

Re:           Resignation as Director

I, John J. Carbone, M.D. hereby voluntarily tender my resignation as a member of the Board of Directors of Pure Bioscience, Inc., a Delaware corporation, effective immediately upon the date set forth above.

I have appreciated the opportunity to serve with such a fine group of dedicated and hardworking directors, officers and employees, and wish all of you continued success in all of your endeavors.

Very truly yours, /s/ John J. Carbone, M.D. John J. Carbone, M.D.